
December 3, 2024

Michael Blend
Chief Executive Officer
System1, Inc.
4235 Redwood Avenue
Marina Del Rey, CA 90066

> **Re: System1, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-39331**

Dear Michael Blend:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Steven B. Stokdyk, Esq.